# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grove Collaborative Holdings, Inc., CIK 0001841761
CUSIP: 39957D102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 09/21/2025
Filed by CIK 0001832413
Persons authorized to receive notices and communications: Ross Berman, HCI Grove, LLC, 807 West Ave., Austin, Texas (TX), 78701, 917-699-1415

## Reporting persons
- HCI Grove, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,111,110; sole dispositive power 0; shared dispositive power 1,111,110; aggregate amount beneficially owned 1,111,110 (2.7% of the class)
  Comment: Comment for Type of Reporting Person: Jason H. Karp is the sole Manager of HCI Grove, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- HCI Grove Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 362,000; sole dispositive power 0; shared dispositive power 362,000; aggregate amount beneficially owned 362,000 (0.9% of the class)
  Comment: Comment for Type of Reporting Person: Consists of a warrant to purchase an aggregate of 362,000 shares of the Class A Common Stock (on an adjusted basis), which is currently exercisable. Ross Berman is the sole Manager of HCI Grove Management, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- Jason H. Karp (CIK 0001832413): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,631,110; sole dispositive power 0; shared dispositive power 1,631,110; aggregate amount beneficially owned 1,631,110 (4% of the class)
  Comment: Comment for Type of Reporting Person: Consists of (i) 520,000 shares of Class A Common Stock held by Mr. Karp directly and (ii) 1,111,110 shares of Class A Common Stock held by HCI Grove, LLC, of which Mr. Karp is the sole Manager.
- Ross Berman (CIK 0001433767): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 556,999; sole dispositive power 0; shared dispositive power 556,999; aggregate amount beneficially owned 556,999 (1.4% of the class)
  Comment: Comment for Type of Reporting Person: Consists of (i) 194,999 shares of Class A Common Stock held by Mr. Berman directly and (ii) 362,000 shares of Class A Common Stock issuable upon exercise of a warrant held by HCI Grove Management, LLC, of which Mr. Berman is the sole Manager.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Grove Collaborative Holdings, Inc.
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Comment: This Amendment No. 2 (this "Amendment No. 2") to Schedule 13D amends the Schedule 13D filed by HCI Grove, LLC ("HCI Grove"), HCI Grove Management, LLC ("HCI Grove Management"), Jason H. Karp ("Karp") and Ross Berman ("Berman" and, together with HCI Grove, HCI Grove Management and Karp, the "Reporting Persons"), as amended by Amendment No. 1 thereto, with respect to the securities of Grove Collaborative Holdings, Inc. (such Schedule 13D, as amended, the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

As previously disclosed, as of August 7, 2025, the Reporting Persons and the Issuer determined to establish the Working Group comprised of representatives of the Issuer and Messrs. Karp and Berman to identify and pursue avenues for unlocking greater value for the Issuer. In connection with their participation in the Working Group, on September 21, 2025, the Issuer, HCI Grove and HCI Grove Management entered into a Letter Agreement (the "Letter Agreement").

Pursuant to the Letter Agreement, HCI Grove and HCI Grove Management agreed (on behalf of themselves and their representatives) to customary confidentiality, non-disclosure and non-use obligations for a period of 18 months, subject to certain customary exceptions. The Letter Agreement also contains various restrictions on the Reporting Persons, including with respect to (i) the acquisition by the Reporting Persons of beneficial ownership of more than 9.99% of the Issuer's outstanding common stock and the transfer of shares (other than in certain open market transactions) in a manner that would result in a third party beneficially owning more than 4.9% of the Issuer's outstanding common stock, (ii) making certain stockholder proposals, nominations, or public statements regarding the Issuer's management and Board structure and participating in certain campaigns with respect to the Issuer's directors and (iii) making, participating in or taking certain actions with respect to unsolicited transactions. Such provisions will expire upon the six month anniversary of the date of the Letter Agreement, provided, that if prior to the Issuer's 2026 annual meeting of stockholders any (A) stockholder of the Issuer (other than a then-serving executive officer or director of the Issuer) submits and has not withdrawn a nomination for the Board or a stockholder proposal or commences a withhold campaign with respect to any Issuer candidate for the Board, or (B) third party publicly seeks to undertake an extraordinary transaction with the Issuer without the approval of the Board (either (A) or (B), a "Trigger Event"), then the standstill termination date will automatically be extended to the earlier of (i) the first business day after completion of the Issuer's 2026 annual meeting of stockholders and (ii) if such meeting has not yet occurred, September 30, 2026.

Additionally, the Letter Agreement contains a lock-up provision that prohibits the Reporting Persons from transferring or disposing of the Issuer's securities, except in certain limited circumstances, such as certain transfers to affiliates or Board-approved transactions. The lock-up provision applies until the earlier of (i) six months following the date of the Letter Agreement and (ii) the first date after the agreement that any officer or director transfers the Issuer's common stock in a reportable transaction (other than certain permitted circumstances).

The Letter Agreement also provides that HCI Grove and HCI Grove Management may terminate the Working Group at any time, and that the Issuer may terminate the Working Group at any time after the six-month anniversary of the date of the Letter Agreement or earlier in certain limited circumstances. The Letter Agreement also contemplates the automatic termination of the Working Group as of September 30, 2026. For so long as the Reporting Persons participate in the Working Group, the Reporting Persons anticipate that, they and their representatives will communicate with members of the Board and members of the Issuer's management, with respect to potential strategic opportunities that may be available to the Issuer, potential investment and acquisition opportunities, capital allocation and other operational, strategic, financial or governance matters. The Letter Agreement does not obligate any of the Reporting Persons to continue to participate in the Working Group.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

The disclosure in Item 4 regarding the Letter Agreement is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 3 Letter Agreement, dated September 21, 2025, between Grove Collaborative Holdings, Inc., HCI Grove, LLC and HCI Grove Management, LLC.*

* Filed herewith.

## Signatures
- HCI Grove, LLC: /s/ Jason H. Karp, Jason H. Karp/Manager (09/23/2025)
- HCI Grove Management, LLC: /s/ Ross Berman, Ross Berman/Manager (09/23/2025)
- Jason H. Karp: /s/ Jason H. Karp, Jason H. Karp (09/23/2025)
- Ross Berman: /s/ Ross Berman, Ross Berman (09/23/2025)